January 25, 2008

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	Patrick Industries, Inc.
Registration Statement on Form S-3
File No. 333-146824

Dear Ms. Hardy:

On behalf of our client, Patrick Industries, Inc., an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated December 27, 2007, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 referenced above to address the Staff’s comments. For your convenience, copies of Amendment No. 2 are enclosed and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-3 filed on December 13, 2007.

FORM S-3

General

1.	Please discuss the information set forth in the first paragraph of your response to prior comment 7.

RESPONSE: The Company has added the following risk factor to Amendment No. 2 to reflect the information set forth in the first paragraph of its response to prior comment 7:

The current downturn in the residential housing market has had an adverse impact on our operations.

Ms. Jennifer R. Hardy

Securities and Exchange Commission

January 25, 2008

Approximately 80 to 85% of our revenue is directly or indirectly influenced by conditions in the residential housing market. In 2007, the residential housing market experienced overall declines that are expected to continue through 2008. The decline in demand for residential housing and the tightening of consumer credit has lowered demand for our products and has had an adverse impact on our operations, which may continue in 2008.

2.

Please provide disclosure in the Summary section regarding the terms of the sale of 40,000 shares to management employees, including the price. If any of the employees include named executive officers, please identify them.

RESPONSE: The Company has revised the Summary section of Amendment No. 2 to reflect the Staff’s comment by adding the subsection titled “Sale to Certain Management Employees,” which reads as follows:

At a special meeting held on November 29, 2007, our shareholders approved an offer of up to 130,000 shares of our common stock to certain management employees at the same $11.25 price per share as is being offered to shareholders in the rights offering. The majority of shares to be issued to management employees under this proposal will go to individuals who became employees as a result of the Adorn Acquisition. We have received preliminary indications from our management employees that they will purchase approximately 40,000 shares of common stock. Our Executive Vice President and Chief Financial Officer, Andy L. Nemeth, and our Executive Vice President of Operations, Todd M. Cleveland, intend to participate in this offer to certain management employees, among others.

Plan of Distribution, page 32

3.	Please disclose your response to prior comment 10.

RESPONSE: The Company has added the following sentence to the Plan of Distribution section of Amendment No. 2 to reflect the information contained in its response to prior comment 10: “Those directors and officers of the Company who may assist in the rights offering will not register with the SEC as brokers in reliance on certain safe harbor provisions contained in Rule 3a4-1 under the Securities Exchange Act of 1934.”

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Statements of Cash Flows, page F-7

4.	We have read your response to comment 21 from our letter dated November 15, 2007. You indicate that even with slight increases in property, plant and equipment,

Ms. Jennifer R. Hardy

Securities and Exchange Commission

January 25, 2008

your depreciation has decreased 17% because of longer depreciable lives on the more recent asset additions, along with older fixed assets becoming fully depreciated. It appears that older assets becoming fully depreciated would have a more significant impact on your decrease in depreciation as opposed to longer depreciable lives. Please disclose the amount of older assets that are fully depreciated as of each period presented and discuss the impact on each income statement period presented within the MD&A.

RESPONSE: The Company provides the requested disclosure below and will add such disclosure to future MD&A discussions:

The Company’s depreciation and amortization has decreased approximately $0.5 million from 2004 to 2005, and approximately $0.3 million from 2005 to 2006. This decrease is primarily attributable to older assets becoming fully depreciated in each period accounting for an incremental reduction in the depreciable base of assets of approximately $5.8 million from 2004 to 2005 and an additional $5.5 million from 2005 to 2006. These decreases accounted for reduced depreciation from period to period of approximately $1.0 million in 2005 and approximately $0.6 million in 2006. Additionally, during the period from 1995 to 2000, the Company spent approximately $53.3 million on fixed assets with depreciable lives ranging from 3 to 30 years. During the period from 2001 to 2006, the Company spent approximately $37.9 million on fixed assets with depreciable lives ranging from 5 to 30 years, including approximately $7.9 million of additions related to the purchase of three buildings, which carry longer depreciable lives than its purchases for machinery and equipment. These buildings are being depreciated over a period of 30 years, compared to the Company’s standard lives of between 5 and 10 years for its machinery and equipment, which represents the largest portion of the Company’s fixed asset base. Even with slight increases in property, plant and equipment over the past few years, our depreciation and amortization expense has decreased 17% from 2004 to 2006 because of the longer depreciable lives on the more recent fixed asset additions, along with older fixed assets becoming fully depreciated.

Ms. Jennifer R. Hardy

Securities and Exchange Commission

January 25, 2008

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments.

Sincerely yours,

Robert A. Schreck, Jr., P.C.